GK INVESTMENT PROPERTY HOLDINGS II, LLC

SUPPLEMENT NO. 1 DATED AUGUST 20, 2021
TO THE OFFERING CIRCULAR DATED MARCH 12, 2021

This document supplements, and should be read in conjunction with, the offering circular of GK Investment Property Holdings II, LLC (the “Company”), dated March 12, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

The purpose of this supplement is to disclose a material related party transaction.

The Company entered into a senior secured participatory mortgage loan (the “Loan”) effective July 30, 2021, in favor of GK Preferred Income II (Ridgmar), LLC (“GKPI II”) and 1551 Kingsbury Partners SPE, LLC (“Kingsbury” and, together with GKPI II, the “Borrowers”). Pursuant to the terms of the Loan, the Company loaned $3,500,000 to the Borrowers for a term of three (3) months, maturing on October 31, 2021. The Borrowers have the right to extend the maturity of the Loan for one (1) month to November 30, 2021 for a Loan extension fee equal to one percent (1%) of the outstanding principal balance of the Loan. Interest on the Loan accrues at a hybrid rate of twenty percent (20%) simple annual (non-compounding) interest. Interest on the Loan is payable monthly at twelve percent (12%) with the remaining eight percent (8%) accrual paid at maturity along with the principal of the Loan. In the case of any event of default under the Loan, the Company will be entitled to an additional five percent (5%) interest on the Loan until such event of default is cured. The Loan is secured by a first priority lien on the Borrowers’ commercial property, the Ridgmar regional mall (“Ridgmar Mall”) located in Ft. Worth, Texas.

Concurrently with the Loan, GK Investment Holdings, LLC (“GKIH”) and GK Secured Income V, LLC (“GKSI V”) loaned $3,700,000 and $750,000, respectively, to the Borrowers on terms substantially similar to the terms of the Loan for an aggregate loan amount of $7,950,000 (the “Aggregate Loan”). On July 30, 2021, the Company entered into an intercreditor agreement (the “Intercreditor Agreement”), dated as of July 30, 2021, by and among the Company, GKIH and GKSI V (collectively, “the Lenders”) in order to establish and acknowledge the pari passu ranking of the Lenders’ respective loans to the Borrowers and certain other matters. Pursuant to the terms of the Intercreditor Agreement, the Lenders acknowledge that the security interest held by each of the Lenders ranks equally and ratably without priority over one another and that any and all payments under the respective loans as between all Lenders will be paid equally and ratably.

As previously disclosed, the Borrowers acquired Ridgmar Mall as tenants in common in 2013. As a result of the continued decline of retail sales and consumer traffic at regional malls, the value of Ridgmar Mall was subsequently impaired, and ultimately the Borrowers’ senior secured lender and mezzanine lender (together, the “Prior Lenders”) foreclosed on the property. The Prior Lenders offered the Borrowers a discounted payoff of $7,950,000 to retire the existing debt on Ridgmar Mall, comprised of a $26,600,000 CMBS mortgage loan and a $10,000,000 mezzanine loan. On July 30, 2021, the Borrowers used the proceeds of the Aggregate Loan to fund the discounted payoff paid to the Prior Lenders. The Borrowers intend to repay the Loan and corresponding GKIH and GKSI V loans with proceeds of future capital raises.

The Company, the Borrowers, GKIH and GKSI V are each affiliates of one another, and the Loan and each of the GKIH and GKSI V loans are related party transactions. GK Development, Inc. (“GK Real Estate”) is the manager of each of the Company, the Borrowers, GKIH and GKSI V. Mr. Garo Kholamian is the sole director and shareholder of GK Real Estate and effectively manages the Company, the Borrowers, GKIH and GKSI V. Mr. Kholamian has a direct and material interest in the transactions described above.